Mail Stop 3561

January 25, 2007

Mr. Arthur Johnson
President and C.E.O.
Savoy Resources Corp.
16324 West County Road 18E
Loveland, CO 80537

Re: Savoy Resources Corp.
     Form 10-KSB
     Filed May 25, 2006
     File No. 000-32103

Dear Mr. Johnson:

       We issued comments to you on the above captioned filing on July 12, 2006. You have advised us on your letter dated October 4, 2006 that you were in the process of obtaining additional funding required to pay for services necessary to respond to our comments and file all amended reports no later than December 18, 2006. As of the date of this letter, these comments remain outstanding and unresolved.

       Since you have not provided a substantive response to the outstanding comments by the date you indicated, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

       You may contact Raj Rajan at (202) 551-3388 or Hugh West, Branch Chief at (202) 551-3872 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

CC: Patricia Cudd Esq.,
 Fax (970) 203-0572